Exhibit (a)(5)(iv)

NEWS RELEASE	NACCO Industries, Inc.
5875 Landerbrook Drive ● Cleveland, Ohio 44124-4069 Tel. (440) 449-9600 ● Fax (440) 449-9577

For Immediate Release Wednesday, January 3, 2007
NACCO INDUSTRIES, INC. INCREASES TENDER OFFER PRICE
FOR APPLICA TO $7.75 PER SHARE, AMENDS CONDITIONS TO THE OFFER

RESPONDS TO SHAREHOLDER INQUIRIES

CLEVELAND, OH, January 3, 2007 — NACCO Industries, Inc. (NYSE: NC) announced today that through an indirect, wholly owned subsidiary, it has increased the offer price in its cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of Applica Incorporated (NYSE: APN) from $7.50 per share to $7.75 per share.
Apex Acquisition Corporation, NACCO’s indirect, wholly owned subsidiary, will be filing an amendment to its Schedule TO today with the Securities and Exchange Commission amending and restating the conditions to its cash tender offer for all of Applica’s shares. The amended and restated conditions will reflect prior amendments to the conditions, amend certain other conditions and delete a condition. The tender offer remains subject to various conditions, including the tender of a majority of Applica shares, calculated on a fully diluted basis. The tender offer is not subject to a financing contingency. The amendment will also extend the expiration date of the offer to January 17, 2007 as a result of the price increase.
Applica has announced that it will reconvene the Special Meeting of its shareholders on January 4, 2007 to vote on the proposed Harbinger merger. Applica shareholders are urged to accept the NACCO offer at $7.75 per share.

NACCO has received various shareholder inquiries, in part due to the competing acquisition proposal from certain entities affiliated with Harbinger Capital Partners Master Fund I, Ltd., which we collectively refer to here as "Harbinger." Accordingly, NACCO also released the following information in a question and answer format.
Q.  How does your current tender offer price compare to the price in Harbinger’s $7.50 per share merger price?
A.  Our current tender offer price exceeds Harbinger’s per share merger price by $0.25 per share. Under the purported merger agreement between Applica and Harbinger, Harbinger has the right to match our increased price of $7.75 per share. Harbinger has matched our tender offer price on each of the three occasions on which we increased our tender offer price.

We do not, however, concede that the matching right exists because we believe that the Harbinger-Applica merger agreement was entered into in breach of our prior merger agreement with Applica and have initiated litigation in Delaware on this and other issues. There can be no assurance that our position will prevail in litigation or otherwise.
Q.  Will you increase your tender offer price if Harbinger matches your increased tender offer price?
A.  While we continue to desire to acquire Applica and will moniter the situation, there can be no assurance that we will increase our tender offer price. In all events, we have no current intention of increasing our price if Applica shareholders approve the purported Harbinger-Applica merger agreement. Based on publicly available information, the Applica special shareholder meeting to vote on the Harbinger-Applica transaction is scheduled to be reconvened on Thursday, January 4, 2007, at 11:00 a.m. Florida time.
Q.  If I voted for the adoption of the Harbinger-Applica merger agreement and want to change my vote, can I?
A.  Yes. According to Applica’s proxy statement you can change your vote at any time before your proxy is voted at the special meeting. You can change your vote by doing any of the following:
•	delivering a written notice to the corporate secretary of Applica before the special meeting is reconvened that states you revoke your proxy;

•	delivering a signed and dated new proxy card before the special meeting is reconvened in accordance with the instructions included with the proxy card sent to you by Applica; or

•	attending the special meeting when it is reconvened and voting in person.
Simply attending the special meeting when it is reconvened will not revoke your proxy. If your shares are held in “street name” by your broker, bank, dealer or other nominee, you must follow instructions received from such broker, bank or nominee with the proxy statement you received from Applica in order to revoke your vote or to vote at the special meeting once it is reconvened.
A special note to street name shareholders: Most street name shareholders can vote telephonically or via the internet up to 11:59 p.m. Eastern Time the day prior to the special meeting. Simply follow the instructions on the form of proxy sent to you by your bank or broker or call your bank or broker with any questions.
Q.  If I sold my shares but was a record holder on the record date, can I still vote or change my vote?
A.  Yes. According to Applica’s proxy statement, if you transfer your shares of Applica common stock after the record date but before the special meeting is reconvened, you retain the right to vote at the special meeting.

Q.  The Applica Board has characterized your offer as highly conditional. Is it?
A.  We amended the conditions to our offer on Tuesday, December 26, 2006 and again this morning and believe our conditions are customary for tender offers. If the expiration date had been the date of our last amendment, based on information available to us, we believe that all conditions to the offer would have been satisfied, except for the conditions that (1) a majority of the outstanding shares be tendered, (2) Applica’s Board takes action to exempt our tender offer from Florida’s antitakeover laws, (3) the Harbinger-Applica merger agreement being terminated or a court ordering that the Harbinger-Applica merger agreement is not binding on Applica, and (4) the Applica Board not recommending against the tender offer. Only shareholders can take action that would satisfy the minimum share condition described in condition (1). Applica’s Board could take action to satisfy conditions (2) through (4) and we urge that it do so in the proper exercise of its fiduciary duties.
While this is necessarily a matter of judgment, Harbinger’s obligations to complete the merger are subject to what NACCO believes to be substantially equivalent conditions, including:
•	approval by the holders of a majority of Applica’s shares not beneficially owned by Harbinger,

•	Applica’s compliance in all material respects with its covenants with Harbinger, which include restrictions on Applica’s ability to modify its capital structure,

•	Applica’s representations in its purported Harbinger-Applica merger agreement, including as to the absence of a material adverse change in its business, financial conditions, assets, liabilities or results of operations (subject to exceptions for industry and general economic conditions that do not disproportionately affect Applica) and the exemption from certain Florida antitakeover laws being true and correct in all material respects,

•	the absence of litigation that Harbinger determines, following the advice from counsel, presents a reasonable likelihood of a material adverse effect, and

•	the receipt of certain third-party consents, which have not been disclosed in Applica’s proxy materials.
Q.  When is the earliest you could purchase shares tendered for purchase pursuant to your offer?
A.  Our offer was scheduled to expire on Tuesday, January 16, 2007. However, as a result of the increased tender offer price, our offer is now scheduled to expire on Wednesday, January 17, 2007, after which we will purchase shares tendered pursuant to our offer if the conditions to the offer are satisfied or waived. If we were to amend the offer to increase the price or in some other respects after January 3, 2007, we could, depending on the circumstances, be required to extend the expiration date and purchase date.

Q.  How many shares have been tendered to you so far?
A.   As of the close of business on Friday, December 29, 2006, approximately 1,300 shares have been tendered pursuant to the tender offer. We believe that most shareholders have not received, or only recently received, our tender offer documents.
Q.  What do you intend to do if Harbinger’s proposal is approved by shareholders?
A.  We intend to vigorously pursue litigation against Harbinger and other parties based on our belief that our July 2006 merger agreement with Applica was breached and that Harbinger entities and other parties violated federal and state laws in connection with this transaction.

Questions regarding the tender offer or requests for offering materials should be directed to the information agent, MacKenzie Partners, Inc., at (800) 322-2885. Offering materials are being filed today by Apex Acquisition Corporation, an indirect, wholly owned subsidiary of NACCO, with the Securities and Exchange Commission (SEC) and will be available on the SEC’s website at http://www.sec.gov. Applica’s shareholders are urged to read the offering materials filed by Apex Acquisition Corporation, which contain important information.
THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL, WHICH MAY BE MADE ONLY PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2006, AS AMENDED. THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF APPLICA SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT COMPLY WITH THE LAWS OF THAT JURISDICTION.
About NACCO
NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NACCO Housewares Group consists of Hamilton Beach/Proctor-Silex, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc., a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Additional information about NACCO is available at www.nacco.com.
The statements contained in the news release that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. NACCO undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation: (i) whether the conditions to the tender offer will be satisfied; (ii) developments in the pending litigation filed by NACCO and a NACCO subsidiary against Applica and Harbinger related to the Harbinger-Applica merger agreement, additional litigation, if any, which may be commenced and the impact of any such litigation on the tender offer; (iii) uncertainty as to what action the Applica Board will take with respect to the tender offer and the potential consequences or any such action; (iv) uncertainty as to what action, if any, Harbinger will take in response to the tender offer and the potential consequences of any such action or failure to take action; and (v) general economic, capital market and business conditions.
FOR QUESTIONS ABOUT THE TENDER OFFER, CONTACT:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Toll-Free: (800) 322-2885 or,
Call Collect: (212) 929-5500
tenderoffer@mackenziepartners.com
ANALYSTS AND MEDIA CONTACT:
NACCO Industries, Inc.
Christina Kmetko
Manager — Finance
(440) 449-9669